December 2, 2019

Jeremy Rakusin
Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario
M5S 2B4

       Re: FirstService Corporation
           Form 40-F for the year ended December 31, 2018
           Filed February 20, 2019
           File No. 001-36897

Dear Mr. Rakusin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Doug Cooke